EXHIBIT 99.1

Press Release dated December 1, 2005

KAPPA TO REDEEM ALL OF ITS OUTSTANDING NOTES ON JANUARY 1, 2006

Kappa Beheer B.V. announced today that it will redeem all of its outstanding Notes on January 1, 2006 (the Redemption Date) as follows:

€ 95,000,000 10 5/8% Class A Senior Subordinated Notes due 2009 (the Class A Euro Notes)
(Common Code: 016895261; ISIN: XS0168952611) issued May 22, 2003;

€370,000,000 10 5/8% Senior Subordinated Notes due 2009 (the Initial Euro Notes)
(Common Code: 01668581; ISIN: XS0106685810);
(CUSIP No.: 485598AA4; Common Code: 009980385; ISIN: XS0099803859);
(CUSIP No.: 485598AG1; Common Code: 009980318; ISIN: XS0099803180)
issued July 23, 1999;

$100,000,000 10 5/8% Senior Subordinated Notes due 2009 (the Dollar Notes)
(CUSIP No.: 485598AE6; Common Code: 010668557; ISIN: US485598AE62)
issued July 23, 1999; and

€145,000,000 12½% Senior Subordinated Discount Notes due 2009 (the Discount Notes)
(Common Code: 010668590; ISIN: XS0106685901);
(CUSIP No.: 485598AD8; Common Code: 009980636; ISIN: XS0099806365);
(CUSIP No.: 485598AH9; Common Code: 009980512; ISIN: XS0099805128)
issued July 23, 1999;

(collectively referred to herein as the Notes)

The Class A Euro Notes, the Initial Euro Notes and the Dollar Notes will be redeemed at 103.542% of the principal amount outstanding, plus accrued and unpaid interest for the period from July 15, 2005 to January 1, 2006.

The Discount Notes will be redeemed at 104.167% of the principal amount outstanding, plus accrued and unpaid interest for the period from July 15, 2005 to January 1, 2006.

The Redemption Date is a public holiday, therefore the Holders of Notes will be paid the relevant redemption price on January 3, 2006.  The Trustee has fixed December 19, 2005 as the record date.  Interest on any Note which is payable on the Redemption Date shall be paid to the Person in whose name such Note is registered at the close of business on December 19, 2005.

Holders of Notes will receive instructions from their clearing agent or should contact the Trustee, The Bank of New York, London Branch, One Canada Square, London E14 5AL, facsimile +44 0(20) 7964 6399, Attention: Corporate Trust Administration, regarding redemption procedures.

Kappa was advised by the London office of Kirkland & Ellis International LLP.